Filed by PartnerRe Ltd
Pusuant to Rule 425
Under the Securities Act of 1933

Subject Company:   Paris RE Holdings Ltd
Commmission File No.:   021-98562

PartnerRe

Acquisition of Paris Re
Presentation to PartnerRe Employees

July 6, 2009

July 6, 2009 2

Cautionary Statement

This document includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PartnerRe's and PARIS RE's assumptions and expectations concerning future events and financial performance, in each case, as they relate to PartnerRe, PARIS RE or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PartnerRe's, PARIS RE's or the combined company's investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe's filings with the United States Securities and Exchange Commission (the "SEC") and in the documents PARIS RE files with the Autorité des Marchés Financiers (French securities regulator) and which are also available in English on PARIS RE's web site (www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PartnerRe or PARIS RE disclaims any obligation to publicly update or revise any forward-looking information or statements.

Contacts:	PartnerRe Ltd.	Sard Verbinnen & Co.
	(441) 292-0888	(212) 687-8080
	Investor Contact: Robin Sidders	Drew Brown/Jane Simmons
	Media Contact: Celia Powell	

Additional Information and Where to Find It: PartnerRe will file a proxy statement and, if required by applicable laws and regulations, will file an exchange offer prospectus with the SEC in connection with the proposed transaction. PartnerRe and PARIS RE urge investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com.

PartnerRe and its directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies from PartnerRe's shareholders in connection with the proposed transaction. Information regarding PartnerRe's directors and executive officers is set forth in the proxy statement for PartnerRe's 2009 annual meeting, which was filed with the SEC on April 9, 2009. If and to the extent that PartnerRe's directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the proxy statement and the exchange offer prospectus. Investors and shareholders can obtain additional information regarding the direct and indirect interests of PartnerRe's directors and executive officers in the transaction by reading the proxy statement and the exchange offer prospectus when they become available.

Important Information for Investors and Shareholders: This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. A detailed information document (a prospectus) will be filed with the Autorité des Marchés Financiers (AMF) in France and will be accessible on the websites of the AMF (www.amf-france.org) and PartnerRe (www.partnerre.com) and may be obtained free of charge from PartnerRe.

                                                                July 6, 2009                 3

Strategic Rationale

In current environment capital and diversification are key

o   Manage downside risk
o   Improve risk-adjusted returns
o   Do more for clients, shareholders, employees
o   Expand financial flexibility

A good acquisition will increase capital and diversification

                           Even better positioned to achieve our strategy
                          and goals - No matter what the future may bring

                                                                July 6, 2009                 4

Successful acquisitions are part of our strategy

SAFR, Winterthur Re, MCR

Must meet all criteria:

o   Enhance risk-adjusted returns
o   Enhance capital base and financial flexibility
o   Improve diversification
o   Reach optimal size within specified strategy
o   Deepen/diversify capabilities and skills

                                                                July 6, 2009                 5

Paris Re: A Good Fit

Mature, diversified book

Experienced team

Low to moderate integration risk

o   Deep skills and capabilities
o   Values aligned

Reinsurance only

Right size: capital/premium

                                                                July 6, 2009                 6

Overview of Paris Re

Originally AXA Group's reinsurance activities, consolidated into one company in 2002 following
September 11; sold to private equity 2006

Mid-sized reinsurer

Approx. 400 employees in 7 offices

Predominantly short-tail Non-life

Financial highlights (as at March 31, 2009)

o   Shareholders Equity: $2.0 billion
o   Total Assets: $6.8 billion
o   Gross Premiums: $1.4 billion (at December 31, 2008)
o   3 year Operating return on tangible equity: 13.2%
o   3 year Combined Ratio: 89.9%

                                                                July 6, 2009                 7

The Result: A larger, stronger reinsurer...

Larger capital base = greater stability

o   $6.5 billion pro forma

Even better partner to our clients

o   Expanded geographic presence, business lines and segments, capacity
o   Additional skills and capabilities

Better balance = better risk-adjusted returns

o   Greater ability to achieve strategy and goals

Increased capital resources = ability to pursue opportunities

                                                                July 6, 2009                 8

.... but not fundamentally different

No change to strategy

No change to our goals

No change to our values or principles

Risk culture, risk appetite, risk management framework will remain the same

Our name, our culture, our organizational structure and our Executive Management will remain the same

                                                                July 6, 2009                 9

The Combined Company will be a Leading Global Reinsurer

Ranked by 2008 Non-Life Reinsurance NWP (in billions of US$)

[graphic omitted]

Note: Market data as of December 31, 2008 from company filings; NWP related to reinsurance business only;
Excluding Lloyds

1  Includes preferred equity and total debt
2  Per Company filings, statutory surplus of Berkshire Hathaway's insurance businesses was approximately
   $51 billion at December 31, 2008
3  Includes announced sale of CHF3.0 billion in convertible perpetual instruments to Berkshire Hathaway

                                                                July 6, 2009                10

Enhanced Diversification Increases Stability

Source: Company filings

Note: Business Lines data based on Actual Net Premium, year ended 12/31/08; all other data based on gross premiums written, year ended 12/31/08

PartnerRe   +   Paris  Re   =   Combined

[graphic omitted]

Provides a broader, deeper product offering with improved balance to our book

                                                                July 6, 2009                11

Combined Exposures Within Risk Parameters
Pro Forma Risk Dashboard, as at Q1 2009

                                      PartnerRe                    Proforma

                                2009 Q1    Limit as %       2009 Q1     Limit as % of
                                Actual     of Economic      Actual      Economic
                                           Capital                      Capital

Catastrophe     Unlikely        7%         12%               9%         12%
                Remote          20%        24%               23%        24%

Casualty        Unlikely        9%         12%               8%         12%
                Remote          12%        18%               11%        18%

Equity          Unlikely        4%         15%               3%         15%
                Remote          6%         18%               4%         18%

Catastrophe data is Net of Retro and assumes 100% correlation between portfolios

July 6, 2009 12

Next Steps

Today – Q4 2009	Awaiting approvals on block purchase transaction	Companies continue to operate as separate entities
End of Q4 2009/ Early Q1 2010	Block purchase completed PartnerRe is majority owner Exchange offer for remaining shares* Follow-on merger	PartnerRe has influence via the Board and majority ownership. Responsibility with day-to-day activity rests with PARIS RE management Integration planning underway Companies will conduct January 1 renewals separately
Q1 2010	Transaction completion	Execution of integration until end of Q2

PartnerRe

* Subject to approval of French Autorité des Marches Financiers

July 6, 2009                13

Expectations of you:

Continue to stay focused

Do not entertain rumors or make assumptions

Do ask questions

Avoid pre-judging Paris Re

Treat Paris Re employees with respect

No off-the-record discussions with media, shareholders, analysts

                                                                July 6, 2009                14

Integration Principles: People

Staff will be treated fairly and with respect

Although our fundamentals will remain, we view this as an opportunity to reflect on our organizational needs

We will have integration teams comprised of both Paris Re & PartnerRe employees

                                                                July 6, 2009                15

Integration Principles: Clients

Continuity will be a primary goal in managing client relations through the integration

Any exit of business will be measured and communicated in advance

If risk accumulation or other contract-specific issues require a pull-back in participation,
PartnerRe will communicate with ample time for clients to replace support

Where channel conflict occurs on a program, existing channels will be protected until clients direct otherwise

                                                                July 6, 2009                16

What you can expect from us

Continued transparent communication

o   Within limitations

Information, guidelines, support needed to continue to manage business effectively

                             An enhanced organization with opportunity
                                for personal and professional growth